OSIRIS THERAPEUTICS, INC.
7015 Albert Einstein Drive
Columbia, Maryland 21046
(443) 545-1800

January 30, 2008

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention:                 Jeffrey P. Riedler, Assistant Director
                                                                        Rose Zukin

Re:	Osiris Therapeutics, Inc. Registration Statement
on Form S-3 (File No. 333-148750)

Ladies and Gentlemen:

We respectfully request that the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form S-3 effective as of 4:00 p.m. EST on January 31, 2008, or as soon thereafter as practicable.

In connection with that request the Company acknowledges: (i) that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the Registration Statement or this request to Douglas M. Fox  of Ballard Spahr Andrews & Ingersoll, LLP at (410) 528-5505.

Sincerely,

/s/ C. Randal Mills
C. Randal Mills
President and Chief Executive Officer